COMPANY ORGANIZATIONAL CHART


United Life & Annuity Insurance Company (ULA) is a wholly-owned subsidiary of Pacific Life and Accident Insurance Company (PLAIC).

PLAIC is a wholly-owned subsidiary of PennCorp Financial Group, Inc.

United Variable Services, Inc. is a wholly-owned subsidiary of ULA.